SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            _________________________

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULES 13d-1(b), (c) AND (d)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
                                (Amendment No.)1

                    Central European Media Enterprises, Ltd.

                                (Name of Issuer)

                      Class A Common Stock, $.08 par value
                      ------------------------------------
                         (Title of Class of Securities)

                                    G20045202
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                December 31, 2004

             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / /   Rule 13d-1(b)
                  /X/   Rule 13d-1(c)
                  / /   Rule 13d-1(d)

--------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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NAME OF REPORTING PERSONS: Mark A. Riely
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a)  0
                                      (b) |X|

--------------------------------------------------------------------------------
SEC USE ONLY

--------------------------------------------------------------------------------
CITIZENSHIP OR PLACE OF ORGANIZATION        United States of America

--------------------------------------------------------------------------------
    NUMBER OF       SOLE VOTING POWER                                    893,850
     SHARES
  BENEFICIALLY
   OWNED BY
     EACH
   REPORTING
  PERSON WITH
--------------------------------------------------------------------------------
                    SHARED VOTING POWER                                  187,792

--------------------------------------------------------------------------------
                    SOLE DISPOSITIVE POWER                               893,850

--------------------------------------------------------------------------------
                    SHARED DISPOSITIVE POWER                             187,792

--------------------------------------------------------------------------------
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON           1,081,642


--------------------------------------------------------------------------------
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*
--------------------------------------------------------------------------------
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                           5.1%

--------------------------------------------------------------------------------
TYPE OF REPORTING PERSON*                                                    IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a).Name of Issuer:

                   Central European Media Enterprises, Ltd.

Item 1(b).Address of Issuer's Principal Executive Offices:

                   Clarendon House
                   Church Street, Hamilton
                   HM CX Bermuda

Item 2(a).Name of Person Filing:

                   Mark A. Riely (the "Reporting Person")

Item 2(b).Address of Principal Business Office or, if None, Residence:

                   The principal business address of the Reporting
                   Person is:

                   122 East 55th Street
                   New York, New York 10022

Item 2(c).Citizenship:

                   Mr. Riely is a United States citizen.

Item 2(d).Title of Class of Securities:

                   This statement relates to the Company's Class A Common Stock, par value of $.08 per share.

Item 2(e).CUSIP Number:

                   G20045202

Item 3.   If this statement is filed pursuant to Rule 13d-1(b), or
13d-2(b) or (c), check whether the person filing is a:      Not Applicable

          (a)      [ ] Broker or dealer registered under Section 15 of
                       the Exchange Act;

          (b)      [ ] Bank as defined in Section 3(a)(6) of the
                       Exchange Act;

          (c)      [ ] Insurance Company as defined in Section 3(a)(19)
                       of the Exchange Act;

          (d)      [ ] Investment Company registered under Section 8 of
                       the Investment Company Exchange Act;

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          (e)      [ ] Investment Adviser in accordance with Rule
                       13d-1(b)(1)(ii)(E);

          (f)      [ ] Employee Benefit Plan or Endowment Fund in
                       accordance with Rule 13d-1(b)(1)(ii)(F);

          (g)      [ ] Parent Holding Company or Control Person in
                       accordance with Rule 13d-1(b)(1)(ii)(G);

          (h)      [ ] Saving Association as defined in Section 3(b) of
                       The Federal Deposit Insurance Act;

          (i)      [ ] Church Plan that is excluded from the definition
                       of an Investment Company under Section 3(c)(14) of the Investment Company Act;

          (j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)
                       (J).

Item 4.   Ownership.

          A. Mark A. Riely

          (a)  Amount beneficially owned:                              1,081,642
          (b)  Percent of Class:                                            5.1%
          (c)  Number of shares as to which such person has:
           (i)  Sole power to vote or direct the vote:                   893,850
           (ii) Shared power to vote or to direct the vote:              187,792
           (iii)Sole power to dispose or direct the disposition of:      893,850
           (iv) Shared power to dispose or to direct the disposition of: 187,792

         As of December 31, 2004, Mr. Riely beneficially owns 1,081,642 shares of the Class A Common Stock, par value $.08 per share ("Common Stock") of Central European Media Enterprises, Ltd. (the "Company"), representing 5.1% of the Common Stock. Mr. Riely has the sole power to vote and dispose of 893,850 shares of Common Stock. Mr. Riely also has the shared power to vote and dispose of 187,792 shares of Common Stock of the Company including 165,956 shares of Common Stock owned by Media Group Investors, L.P. which has a sole general partner, Media Group Management, Inc., of which Mr. Riely is a 75% shareholder, and 21,836 shares of Common Stock owned by Media Group Investments, Ltd., which has as its investment advisor Vercingetorix Corp., of which Mr. Riely is a 50% shareholder.

Item 5.   Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

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Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                   See Item 4

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable

Item 8.   Identification and Classification of Members of the Group.

                   Not Applicable

Item 9.   Notice of Dissolution of Group.

                   Not Applicable

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Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2005

                                                /s/ Mark A. Riely
                                                -----------------
                                                    Mark A. Riely



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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